UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

FS KKR Capital Corp.
(Name of Subject Company)

FS KKR Capital Corp.
(Names of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

302635 206
(CUSIP Number of Class of Securities)

Michael C. Forman

Chairman and Chief Executive Officer

FS KKR Capital Corp.

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

(215) 495-1150

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen S. Sypherd General Counsel and Secretary FS KKR Capital Corp. 3025 JFK Boulevard, OFC 500 Philadelphia, PA 19104 (215) 495-1150	Eric S. Siegel, Esq. Clay Douglas, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by FS KKR Capital Corp. (the “Company”), a Maryland corporation, with the Securities and Exchange Commission (the “SEC”) on May 12, 2026, as amended by Amendment No. 1 filed with the SEC on May 22, 2026 (as amended, the “Schedule 14D-9”), relating to the tender offer by KKR Alternative Assets L.P. (the “Purchaser”), a Delaware limited partnership, to purchase up to $150,000,000 in aggregate amount of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price equal to $11.00 per Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on May 12, 2026, by the Purchaser (as amended or supplemented from time to time).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Relationship with the Offeror Group and Certain of Their Affiliates—Purchase Agreement” of the Schedule 14D-9 is amended by deleting the final paragraph of the section titled “Relationship with the Offeror Group and Certain of Their Affiliates” and restating it as follows:

7.500% Unsecured Notes Underwriting Agreement. On June 1, 2026, the Company entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Company and the Adviser, on one hand, and BofA Securities, Inc., BMO Capital Markets Corp., J.P. Morgan Securities LLC, KKR Capital Markets LLC, RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc., on the other hand as representatives of the underwriters named in Schedule A thereto, in connection with the issuance and sale of $900 million aggregate principal amount of the Company’s 7.500% Notes due 2031 (the “Notes”). KKR Capital Markets LLC, which is an affiliate of the Purchaser, is acting as one of the underwriters in the offering of the Notes, each of which underwriters will receive payment of a 1.00% underwriting discount on the principal amount of Notes purchased by such underwriter pursuant to the terms of the Underwriting Agreement.

The Notes will mature on August 1, 2031 and may be redeemed in whole or in part at the Company’s option at any time at par plus, if redeemed prior to May 1, 2031, a “make-whole” premium. In addition, on the occurrence of a “change of control repurchase event,” the Company will be required to make an offer to purchase the outstanding Notes at a price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest to the repurchase date. The indenture that will govern the Notes will contain certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act of 1940, as amended, whether or not it is subject to those requirements, and to provide financial information to the holders of the Notes and the trustee if the Company is no longer subject to the reporting requirements under the Exchange Act. The offering of the Notes is expected to close on June 8, 2026, subject to customary closing conditions. The Company intends to use the net proceeds from the Notes offering for general corporate purposes, including potentially repaying outstanding indebtedness under credit facilities and certain notes.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Equity Distribution Agreements, the Advisory Agreement, the Administration Agreement and the Underwriting Agreement, as applicable, which are filed as Exhibits (e)(1), (e)(2), (e)(3), (e)(4) and (e)(6) to this Schedule 14D-9 and are incorporated herein by reference. Please refer to the 2025 Form 10-K and the 2026 Annual Meeting Proxy Statement and other SEC filings for more information regarding related-party transactions and related matters.

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ITEM 9.	EXHIBITS

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 12, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Purchaser on May 12, 2026 (the “Schedule TO”)).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(2)(i)	Press Release issued by the Purchaser on May 11, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Purchaser on May 11, 2026).
(a)(5)(i)	Summary Advertisement as published in The Wall Street Journal on May 12, 2026 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(e)(1)	Purchase Agreement, dated May 10, 2026, by and between the Company and the Purchaser (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 11, 2026).
(e)(2)	Form of Equity Distribution Agreement (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).
(e)(3)	Amended and Restated Investment Advisory Agreement, dated as of June 16, 2021, by and between the Company and FS/KKR Advisor, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).
(e)(4)	Administration Agreement, dated as of April 9, 2018, by and between the Company and FS/KKR Advisor, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).
(e)(5)	Amendment No. 1 to Third Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 8, 2026, by and among the Company, JPMorgan Chase Bank, N.A. and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed on May 11, 2026).
(e)(6)	Underwriting Agreement dated June 1, 2026, by and among FS KKR Capital Corp., FS/KKR Advisor, LLC and BofA Securities, Inc., BMO Capital Markets Corp., J.P. Morgan Securities LLC, KKR Capital Markets LLC, RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc., as representatives of the underwriters named in Schedule A thereto (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on June 2, 2026).
(e)(7)	The information contained under the heading “Certain Relationships and Related Party Transactions” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 30, 2026, is incorporated herein by reference.
(e)(8)	The information contained under the heading “Security Ownership of Management and Certain Beneficial Owners” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 30, 2026, is incorporated herein by reference.
(e)(9)	The information contained under the heading “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed by the Company with the SEC on February 25, 2026, is incorporated herein by reference.
(g)	Not applicable.

* * *

This Amendment does not constitute an offer to sell any securities of the Company and it does not constitute a solicitation of an offer to buy any securities of the Company in any state or jurisdiction where such offer and sale is not permitted.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS KKR Capital Corp.

By:	/s/ Stephen Sypherd
Name: Stephen Sypherd
Title: General Counsel and Secretary

Dated: June 2, 2026

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